UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

Commission File Number 001-34566

China Biologic Products Holdings, Inc.

(Exact name of registrant as specified in its charter)

18th Floor, Jialong International Building, 19 Chaoyang Park Road

Chaoyang District, Beijing 100125

People’s Republic of China

(+86) 10-6598-3111

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

As previously announced, on August 24, 2018, (i) China Biologic Products Holdings, Inc. (the “Company”) entered into a share purchase agreement (the “Share Purchase Agreement”) with Beachhead Holdings Limited (“Centurium Investor I”) and Double Double Holdings Limited (“Centurium Investor II”), and (ii) Centurium Investor I purchased 1,800,000 ordinary shares of the Company at the first closing pursuant to the Share Purchase Agreement.

On September 4, 2018, (i) Centurium Investor II assigned its rights and obligations under the Share Purchase Agreement to Centurium Investor I, and (ii) Centurium Investor I purchased 1,250,000 additional ordinary shares of the Company at the second closing pursuant to the Share Purchase Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC.
Date:	September 4, 2018	By:	/s/ David Hui Li
			Name:	David Hui Li
			Title:	Chairman of the Board of Directors